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                            June 28, 2022

       Aaron Gunn
       President
       Aeris Biotechnologies, Inc.
       8105 Rasor Boulevard, Suite 129
       Plano, Texas 75024

                                                        Re: Aeris
Biotechnologies, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Amendment No. 1
                                                            Filed June 7, 2022
                                                            File No. 024-11863

       Dear Mr. Gunn:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2022 letter.

       Amendment No. 1 to Offering Circular on Form 1-A Filed June 7, 2022

       Summary
       The Company, page 1

   1. We note the revised disclosure provided in response to our prior comment 1, the substance of which clarifies that
you are not developing biomedical products at this time. Please remove each reference
to the company as a "biomedical technology company" and more accurately characterize
the nature of the company's business, namely that you
                                                        are developing an
environmental biopesticide rather than biomedical products.
 Aaron Gunn
FirstName  LastNameAaron
Aeris Biotechnologies, Inc. Gunn
Comapany
June       NameAeris Biotechnologies, Inc.
     28, 2022
June 28,
Page 2 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
27

2. We note your response to comment 6. The additional disclosures provided appear to only address the cash requirements of your plan of operation but do not discuss the actual plan of operation. Please expand your disclosures accordingly. Refer to
Item 9(c) of the Form
         1-A.
Financial Statements
Note 5 - Commitments and Contingencies, page F-9

3. We note your response to comment 2. In a similar manner to your response, please update your disclosures in the notes to the financial statements as well to discuss the terms of the amended license agreement.
Exhibits

4. We note your statement in Exhibit 13.1 that the company "controls a multi-billion dollar potential market". Given the stage of development of the company's products, this statement appears premature. Please provide support for the statement or revise.
5. We note that the last slide of Exhibit 13.1, your testing the waters materials, includes active hyperlinks to source materials. Please note that when an issuer includes active hyperlinks or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Refer to Release No. 34-42728 for further guidance regarding the use of hyperlinks.
       You may contact Nudrat Salik at (202) 551-3693 or Lynn Dicker at (202) 551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Stephen E. Fox, Esq.